SECURITIES AND EXCHANGE COMMISSION

03013138

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-51721

RECEIVED FEB 28 2003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
REID & RUDIGER, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 WALL STREET
(No. and Street)

NEW YORK	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
EDWARD J. RUDIGER 212-785-0500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAGELL, JOSEPHS & COMPANY, L.L.C.
(Name – *if individual, state last, first, middle name*)

200 HADDONFIELD BERLIN RD.,STE 402	GIBBSBORO	NJ	08026
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, EDWARD J. RUDIGER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of REID & RUDIGER, L.L.C., as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

EVALD OLSON
Notary Public, State of New York
No. 01OL5086414
Qualified in Kings County
Commission Expires Oct. 14, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REID & RUDIGER, L.L.C.

FINANCIAL STATEMENTS

DECEMBER 31, 2002

REID & RUDIGER, L.L.C.
FINANCIAL STATEMENTS
DECEMBER 31, 2002

CONTENTS

	Pages
Affirmation of Officer	1-2
Independent Auditors' Report	3
Financial Statements	
Statement of Financial Condition	4
Statement of Operations	5
Statement of Changes in Member's Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8-11
Supplemental Information	
Computation of Net Capital Pursuant to Rule 15c3-1 and Statement Pursuant to Rule 17a-5(d)(4) of the Securities and Exchange Commission	12
Report on Internal Control	13-14

BAGELL, JOSEPHS & COMPANY, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

HIGH RIDGE COMMONS
SUITES 400-403
200 HADDONFIELD BERLIN ROAD
GIBBSBORO, NEW JERSEY 08026
(856) 346-2828 FAX (856) 346-2882

TRENTON OFFICE
1230 PARKWAY AVENUE
SUITE 301
TRENTON, NEW JERSEY 08628
(609) 883-1881
FAX (609) 771-0623

INDEPENDENT AUDITORS' REPORT

To the Members of
Reid & Rudiger, L.L.C.
New York, New York

We have audited the accompanying statement of financial condition of Reid & Rudiger, L.L.C. as of December 31, 2002 and the related statements of operations, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Reid & Rudiger, L.L.C. as of December 31, 2002 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17 a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BAGELL, JOSEPHS & COMPANY, L.L.C.
BAGELL, JOSEPHS & COMPANY, L.L.C.
Certified Public Accountants
Gibbsboro, New Jersey

February 21, 2003

REID & RUDIGER, L.L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

ASSETS	
Cash	$ 31,149
Receivable from clearing broker	116,871
Marketable securities	3,000
Property and equipment net of accumulated depreciation and amortization of $131,926	125,523
Other assets	20,352
TOTAL ASSETS	$ 296,895

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accrued expenses and other liabilities	$ 10,151
Total liabilities	10,151
COMMITMENTS AND CONTINGENCY	
MEMBER'S EQUITY	
Member's equity	1,743,705
Less: Officers' loans receivable, net	(1,456,961)
Total member's equity	286,744
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 296,895

The accompanying notes are an integral part of these financial statements.

REID & RUDIGER, L.L.C.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUE	
Commissions	$ 782,194
Interest income	88,165
Other income	27,295
TOTAL REVENUES	897,654
EXPENSES	
Officers compensation	240,000
Employee compensation and benefits	212,007
Clearing and related costs	83,534
Occupancy costs	111,640
Office	85,482
Professional fees	60,554
Quotations and research	46,222
Depreciation and amortization	97,557
Registration and license	25,327
Travel and entertainment	47,725
Bad debt expense	243,905
Other operating expenses	156,993
TOTAL EXPENSES	1,410,946
NET LOSS	$(513,292)

The accompanying notes are an integral part of these financial statements.

REID & RUDIGER, L.L.C.
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

Member's equity, January 1, 2002	$ 419,487
Capital contributions	200,000
Net loss	(513,292)
Add: Decrease in officers' loans receivable, net	180,549
Member's equity, December 31, 2002	$ 286,744

The accompanying notes are an integral part of these financial statements.

REID & RUDIGER, L.L.C.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$(513,292)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	97,557
Bad debt expense	243,905
(Increase) decrease in assets:	
Receivables from clearing broker	(70,099)
Interest receivable	(88,162)
Marketable securities	300
(Decrease) in accrued expenses and other liabilities	(20,689)
Total adjustments	162,812
Net cash used in operating activities	(350,480)
CASH FLOWS FROM INVESTING ACTIVITIES	
Acquisition of property and equipment	(622)
Repayments on officers' loans receivable, net	24,806
Net cash provided by investing activities	24,184
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contribution	200,000
Net cash provided by financing activities	200,000
NET DECREASE IN CASH AND CASH EQUIVALENTS	(126,296)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	157,445
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 31,149

The accompanying notes are an integral part of these financial statements.

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

Reid & Rudiger, L.L.C.. ("Company") a Delaware limited liability company formed March 18, 1998, commenced operations November 1, 1999 and is doing business as a retail brokerage firm. The Company is wholly-owned by Panache Holding, L.L.C. and is a member of the National Association of Securities Dealers, Inc.

The Company has an agreement ("Agreement") with a clearing broker ("Broker") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-3(k)(2)(ii).

SECURITIES TRANSACTIONS

Securities transactions and related commission revenues and expenses are recorded on a trade date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation or, if such price is not available, at the bid price for securities owned and the ask price for securities sold but not yet purchased at the close of business.

INCOME TAXES

The Company is a single member limited liability company and as such is disregarded for federal and state income taxes. Instead, all tax attributes of the Company will be reflected on the tax return of its sole member, Panache Holdings, L.L.C.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments and other short-term investments with an initial maturity of three months or less to be cash equivalents.

The Company maintains cash and cash equivalent balances at financial institutions which are insured by the Federal Deposit Insurance Corporation or Securities Investor Protection Corporation up to $100,000.

ADVERTISING

Cost of advertising and promotion are expensed as incurred. Advertising costs were $10,943 for the year ended December 31, 2002.

NOTE 2. CLEARING AGREEMENT

In accordance with the Agreement, all of the Company's property held by the Broker including, but not limited to, securities, deposits, monies and receivables are used as collateral to secure the Company's liabilities and obligations to the Broker.

The Company typically maintains, as collateral against losses due to potential nonperformance by its customers, deposits to cover its inventory and outstanding customer positions. The Company has restricted $10,000 of its cash per the clearing agreement with Emmet A. Larkin Co, Inc.

NOTE 3. DUE FROM BROKER

Accounts receivable for the clearing broker represent the net amount relating to commissions/trading income (loss) less clearing costs. As of December 31, 2002 the balance owed by the clearing broker was $116,871.

NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment consist of:

	Estimated Useful Lives	December 31, 2002
Leasehold improvements	3 years	$ 160,108
Furniture	7 years	47,457
Computer equipment	5 years	30,510
Office equipment	5 years	19,374
		257,449
Less: accumulated depreciation and amortization		(131,926)
		$ 125,523

Depreciation and amortization expense charged in the year ended December 31, 2002 was $31,943.

NOTE 5. ORGANIZATION COSTS

The Company had capitalized $168,034 of start-up related costs that were amortizing over five years. In accordance with SOP 98-5, the Company elected to fully amortize the remaining unamortized portion of the organization costs. As such, amortization expense on the organization costs for the year ended December 31, 2002 was $65,614.

NOTE 6. OTHER ASSETS

The Company has a security deposit with its landlord in the amount of $20,352 as of December 31, 2002.

NOTE 7. REGULATORY NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2002, the Company has regulatory net capital of $140,869 and a minimum regulatory net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital is .07 to 1.

NOTE 8. OFFICERS' LOAN RECEIVABLE

Officers' loan receivable consists of demand loans to two officers bearing interest at 6%. The Company was accruing interest on the officers' loans at 6% since the notes were issued. During the year ended December 31, 2002, the Company established a reserve for the officers' loan interest receivable balance of $243,905 based on management's determination that the interest receivable may possibly be uncollectible. The officers' loan balance as of December 31, 2002 is $1,456,961 after the reserve for interest receivable.

NOTE 9. COMMITMENTS

CUSTOMER TRANSACTIONS

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

OPERATING LEASES

The Company leases its premises under two noncancellable operating leases expiring in 2004.

Approximate minimum rental payments are as follows:

Fiscal Year Ending	Minimum Rental Payments
2003	$ 127,800
2004	46,952
	$ 174,752

Rent expense for the year ended December 31, 2002 was approximately $111,640.

SUPPLEMENTAL INFORMATION

REID & RUDIGER, L.L.C.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AND STATEMENT PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2002

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

Computation of Net Capital		
Members' equity from statement of finanical condition		$ 1,743,705
Less: Non allowable assets:		
Officers' loans receivable	$1,456,961	
Other assets	20,352	
Property and equipment, net	125,523	
Total non-allowable assets		1,602,836
NET CAPITAL		$ 140,869
Computation of Basic Net Capital Requirement		
Minimum net capital required, 6-2/3% of $10,151 pursuant to Rule 15c3-1		$ 677
Minimum dollar per capital requirements of reporting broker/dealer		$ 5,000
Net capital requirements		$ 5,000
Excess net capital		$ 135,869
Computation of Aggregate Indebtedness		
Accrued expenses and other liabilities		$ 10,151
Percentage of aggregate indebtedness to net capital		7%

Statement Pursuant to Rule 17a-5(d)(4)

A reconciliation with the Company's computation of net capital as reported in the unaudited Part II of Form X-17A-5 was not prepared as there are no material differences between the Company's computation of net capital and the computation contained herein.

BAGELL, JOSEPHS & COMPANY, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

HIGH RIDGE COMMONS
SUITES 400-403
200 HADDONFIELD BERLIN ROAD
GIBBSBORO, NEW JERSEY 08026
(856) 346-2828 FAX (856) 346-2882

TRENTON OFFICE
1230 PARKWAY AVENUE
SUITE 301
TRENTON, NEW JERSEY 08628
(609) 883-1881
FAX (609) 771-0623

REPORT ON INTERNAL CONTROL

To the Members of
Reid & Rudiger, L.L.C.

In planning and performing our audit of the financial statements and supplemental schedules of Reid & Rudiger, L.L.C. for the year ended December 31, 2002 we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in Rule 17a-5 (g) (1) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the procedures for determining compliance with exemptive provisions of Rule 15c3-3. We did not review practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in compliance with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structures or the practices and procedures referred to above, errors or irregularities may occur and may not be detected. Also, protection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all materials respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

BAGELL, JOSEPHS & COMPANY, L.L.C.
BAGELL, JOSEPHS & COMPANY, L.L.C.
Certified Public Accountants
Gibbsboro, New Jersey

February 21, 2003